UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   GENTEK INC.
                                  ------------
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                   37245X203
                                   ---------
                                 (CUSIP Number)

                                Susan Cohen, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                (212) 872-1000
                                --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 10, 2003
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 2 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SILVER OAK CAPITAL, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      910,981
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     910,981
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  910,981

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  9.08%

14       Type of Reporting Person (See Instructions)
                  OO

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 3 of 16 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  AG CAPITAL FUNDING PARTNERS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      90,338
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     90,338
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  90,338

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  0.9%

14       Type of Reporting Person (See Instructions)
                  PN

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 4 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      90,338
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     90,338
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  90,338

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)
                  0.9%

14       Type of Reporting Person (See Instructions)
                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 5 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

Number of                   7             Sole Voting Power
  Shares
                                                   0
Beneficially                8             Shared Voting Power
  Owned By
    Each                                         1,001,319
Reporting                   9             Sole Dispositive Power
    Person
    With                                         0
                            10            Shared Dispositive Power

                                                 1,001,319

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,001,319

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  10.01%

14       Type of Reporting Person (See Instructions)
                  HC

                                  SCHEDULE 13D

CUSIP No. 37245X203                                           Page 6 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

Number of                   7             Sole Voting Power
  Shares
                                                   0
Beneficially                8             Shared Voting Power
  Owned By
    Each                                         1,001,319
Reporting                   9             Sole Dispositive Power
    Person
    With                                         0
                            10            Shared Dispositive Power

                                                 1,001,319

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,001,319

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)
                  10.01%

14       Type of Reporting Person (See Instructions)
                  HC

                                                              Page 7 of 16 Pages


                  This Statement on Schedule 13D relates to shares of common stock, no par value per share (the "Shares"), of GenTek Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report their recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is Liberty Lane, Hampton, New Hampshire 03842.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Silver Oak Capital, LLC ("Silver Oak");

         ii)      AG Capital Funding Partners, L.P. ("AG Capital")

         iii)     Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

         iv) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

         v) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

                  This statement relates to Shares and Warrants (as defined herein) to acquire Shares held for the accounts of Silver Oak and AG Capital. Angelo, Gordon serves as the managing member of AG Capital Funding Investors, LLC, a Delaware limited liability company and the general partner of AG Capital. Angelo, Gordon also serves as the investment adviser of AG Capital. In such capacities, Angelo, Gordon may be deemed to have voting and dispositive power over the Shares and other securities held for the account of AG Capital. Mr. Angelo and Mr. Gordon act as general partners of AG Partners, L.P., the sole general partner of Angelo, Gordon and, in such capacities, may also be deemed to have voting and dispositive power over the Shares and other securities held for the account of AG Capital. In addition, Mr. Angelo and Mr. Gordon are controlling members of Silver Oak and, in such capacities, may be deemed to have voting and dispositive power over the Shares and other securities held for the account of Silver Oak.

                              The Reporting Persons

                  Silver Oak is a Delaware limited liability company. The principal business occupation of Silver Oak is investment in securities. The principal business address of Silver Oak is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the members of Silver Oak is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

                                                              Page 8 of 16 Pages

                  AG Capital is a Delaware limited partnership. The principal business occupation of AG Capital is investment in securities. The principal business address of AG Capital is 245 Park Avenue, New York, New York 10167. AG Capital does not have any executive officers or directors.

                  Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. John M. Angelo is a general partner of AG Partners, L.P. and the chief executive officer of Angelo, Gordon. Michael L. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. John M. Angelo and Michael L. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this
Item 2.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  The securities held for the accounts of Silver Oak and AG Capital may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  Mr. Bruce Martin ("Mr. Martin"), a Director of Angelo, Gordon, serves on the Board of Directors of the Issuer. As a Director of the Issuer, Mr. Martin may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                              Page 9 of 16 Pages

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 5.           Interest in Securities of the Issuer.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 5.

                  (a) (i) Silver Oak may be deemed to be the beneficial owner of 910,981 Shares (approximately 9.08% of the total number of Shares outstanding assuming the exercise of all Warrants held for the account of Silver Oak). This number includes (A) 908,182 Shares held for its account, (B) 1,568 Shares issuable upon the exercise of Tranche A Warrants (as defined herein) held for its account, (C) 827 Shares issuable upon the exercise of Tranche B Warrants (as defined herein) held for its account, and (D) 404 Shares issuable upon the exercise of Tranche C Warrants (as defined herein) held for its account.


                        (ii) Each of AG Capital and Angelo, Gordon may be deemed to be the beneficial owner of 90,338 Shares (approximately 0.9% of the total number of Shares outstanding assuming the exercise of all Warrants held for the account of AG Capital). This number includes (A) 90,050 Shares held for the account of AG Capital, (B) 161 Shares issuable upon the exercise of Tranche A Warrants held for the account of AG Capital, (C) 85 Shares issuable upon the exercise of Tranche B Warrants held for the account of AG Capital, and
(D) 42 Shares issuable upon the exercise of Tranche C Warrants held for the account of AG Capital.


                        (iii) Each of Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of 1,001,319 Shares (approximately 10.01% of the total number of Shares outstanding assuming the exercise of all Warrants held for the accounts of Silver Oak and AG Capital). This number includes (A) 90,050 Shares held for the account of AG Capital, (B) 908,182 Shares held for the account of Silver Oak, (C) 161 Shares issuable upon the exercise of Tranche A Warrants held for the account of AG Capital, (D) 85 Shares issuable upon the exercise of Tranche B Warrants held for the account of AG Capital, (E) 42 Shares issuable upon the exercise of Tranche C Warrants held for the account of AG Capital, (F) 1,568 Shares issuable upon the exercise of Tranche A Warrants held for the account of Silver Oak, (G) 827 Shares issuable upon the exercise of Tranche B Warrants held for the account of Silver Oak, and (H) 404 Shares issuable upon the exercise of Tranche C Warrants held for the account of Silver Oak.

                  (b) (i) Silver Oak may be deemed to have sole power to direct the voting and disposition of the 910,981 Shares held for its account (assuming the exercise of all Warrants held for its account).

                        (ii) Each of AG Capital and Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 90,338 Shares held for the account of AG Capital (assuming the exercise of all Warrants held for the account of AG Capital).

                        (iii) Each of Mr. Angelo and Mr. Gordon, as a result of their positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 90,338 Shares held for the account of AG Capital (assuming the exercise of all Warrants held for the account of AG Capital). In addition, Mr. Angelo and Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 910,981 Shares held for the account of Silver Oak (assuming the exercise of all warrants held for the account of Silver Oak).

                                                             Page 10 of 16 Pages

                  (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since September 21, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

                        (ii) The partners of AG Capital, including Angelo, Gordon, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of AG Capital in accordance with their partnership interests in AG Capital.

                        (iii) The limited partners of (or investors in) Silver Oak have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of Silver Oak in accordance with their limited partnership interests (or investment percentages) in Silver Oak.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Effectiveness of the Issuer's Plan of Reorganization and Issuance of the Shares
-------------------------------------------------------------------------------

                  On November 10, 2003, the Issuer announced that it had emerged from bankruptcy. The Issuer's Joint Plan of Reorganization (and, together with the First Modification to the Joint Plan of Reorganization, the "Plan") (copies of the Plan of Reorganization and the First Modification to the Joint Plan of Reorganization are incorporated by reference hereto as Exhibits B and C respectively, and each are incorporated herein by reference in response to this
Item 6), had been confirmed by the United States Bankruptcy Court for the District of Delaware on October 7, 2003. Pursuant to the Plan, all of the then issued and outstanding equity interests in the Issuer, including, without limitation, all of the Issuer's then issued and outstanding shares of common stock, par value $.01 per share, were cancelled and the Shares were issued to certain holders of allowed claims, including Silver Oak and AG Capital. As a result, Silver Oak and AG Capital acquired the Shares reported herein in exchange for their claims in bankruptcy against the Issuer on November 10, 2003.

                  The  Issuer's  Second  Amended  and  Restated  Certificate  of
Incorporation, effective as of November 7, 2003 (the "Certificate of Incorporation") (a copy of which is incorporated by reference hereto as Exhibit D and is incorporated herein by reference in response to this Item 6), imposes certain restrictions as to the transferability of the Shares. Holders of the Shares are generally prohibited from engaging in the following transfers of Shares without the prior written consent of the Issuer's Board of Directors ("Board of Directors"), which consent can only be withheld if the Board of Directors, in its sole discretion, determines that the transfer creates a material risk of limiting certain tax benefits: (i) transfers to a person (including any group of persons making a coordinated acquisition) who beneficially owns, or would beneficially own after the transfer, more than 4.75% of the total value of outstanding Shares, to the extent that the transfer would increase such person's beneficial ownership above 4.75% of the total value of outstanding Shares, and (ii) transfers by a person (or group of persons making a coordinated acquisition) who beneficially owns more than 4.75% of the total value of outstanding Shares. These restrictions are not applicable to transfers pursuant to a tender offer to purchase 100% of the Shares for cash or marketable securities so long as such tender offer results in the tender of at least 50% of the then-outstanding Shares. The restrictions begin only at such time that 25% of the Shares have been transferred for tax purposes (which generally takes into consideration only transfers to or from stockholders who beneficially own 5% of the value of the Shares), and will remain in effect until the earlier of: (i) the second anniversary after November 10, 2003, or (ii) such date as the Board of Directors determines, in its sole discretion, that such restrictions are no longer necessary to protect tax benefits.

                                                             Page 11 of 16 Pages

                  As former senior creditors of the Issuer, Silver Oak and AG Capital may also receive, under the Plan, a small amount of additional Shares in approximately six months if the Issuer's prepetition trade creditors elect to receive cash in lieu of Shares in exchange for their allowed claims in bankruptcy against the Issuer and its affiliates.

Issuance of the Warrants under the Plan
---------------------------------------

                  Warrants are included in the Shares. Specifically, under the Tranche A Warrant Agreement dated as of November 7, 2003 (the "Tranche A Warrant Agreement") (a copy of the Tranche A Warrant Agreement is incorporated by reference hereto as Exhibit E and is incorporated herein by reference in response to this Item 6), the Issuer issued to Silver Oak and AG Capital Tranche A Warrants ("Tranche A Warrants") with an initial exercise price of $58.50, subject to certain anti-dilution adjustments. Under the Tranche B Warrant Agreement dated as of November 7, 2003 (the "Tranche B Warrant Agreement") (a copy of the Tranche B Warrant Agreement is incorporated hereto as Exhibit F and is incorporated herein by reference in response to this Item 6), the Issuer issued to Silver Oak and AG Capital Tranche B Warrants ("Tranche B Warrants") with an initial exercise price of $64.50, subject to certain anti-dilution adjustments. Finally, under the Tranche C Warrant Agreement dated as of November 7, 2003 (the "Tranche C Warrant Agreement") (a copy of the Tranche C Warrant Agreement is incorporated hereto as Exhibit G and is incorporated herein by reference in response to this Item 6), the Issuer issued to Silver Oak and AG Capital Tranche C Warrants ("Tranche C Warrants," and, collectively with the Tranche A Warrants and the Tranche B Warrants, the "Warrants") with an initial exercise price of $71.11, subject to certain anti-dilution adjustments.

                  The Tranche A Warrant Agreement provides for a cash payment to the holders of the Tranche A Warrants in the event of a sale of all or substantially all of the assets of the Communications Business (as defined in the Tranche A Warrant Agreement) or the stock of the subsidiaries that comprise the Communications Business. No later than 120 days following the first date on which the Tranche A Warrants have been validly exercised, the Board of Directors will expand the size of the Board of Directors to create two vacancies of which one seat will be designated by the Creditors Committee Designee (as defined in the Plan) that is reasonably acceptable to the other directors on the Board of Directors and the other director will be designated by the Board of Directors. Holders of the Tranche A Warrants, Tranche B Warrants and the Tranche C Warrants are not entitled to vote on any matters submitted for a Shareholder vote. Pursuant to these agreements, Silver Oak was issued (i) Tranche A Warrants to acquire 1,568 Shares, (ii) Tranche B Warrants to acquire 827 Shares, and (iii) Tranche C Warrants to acquire 404 Shares, and AG Capital was issued (i) Tranche A Warrants to acquire 161 Shares, (ii) Tranche B Warrants to acquire 85 Shares, and (iii) Tranche C Warrants to acquire 42 Shares.

The Registration Rights Agreement
---------------------------------

                  On November 10, 2003, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain of its Shareholders, including Silver Oak and AG Capital (a copy of the Registration Rights Agreement is incorporated by reference hereto as Exhibit H and is incorporated herein by reference in response to this Item 6). Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to use its reasonable best efforts to (i) file within 90 days after November 10, 2003, a shelf registration statement with the Securities and Exchange Commission ("SEC") covering the Shares issued pursuant to the Plan, (ii) to cause such registration statement to be declared effective by the SEC within 180 days after November 10, 2003, if no review is undertaken by the SEC, or 210 days after November 10, 2003, if the SEC reviews the registration statement, and (iii) to use its reasonable best efforts to keep the registration statement current and effective until the second anniversary after the registration statement was declared effective by the SEC.

                                                             Page 12 of 16 Pages

                  Subject to the terms of the Registration Rights Agreement, after the expiration of the above-mentioned registration period, the Issuer may be required to effect up to four registrations to register the Shares, at the Issuer's expense, subject to certain threshold requirements. One of such registration may be a shelf registration statement. Additionally, holders of the Shares are entitled, under certain circumstances, to include registrable common stock in registration statements filed by the Issuer with the SEC. Such "piggyback" registration statements are subject to customary conditions. Under certain circumstances, the Issuer may suspend its obligation to file a registration statement, amendment or supplement and may suspend the rights of Shareholders to make sales pursuant to any effective registration statement up to two times in any 12 month period.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  The foregoing descriptions of the Plan, the Certificate of Incorporation, the Tranche A Warrant Agreement, the Tranche B Warrant Agreement, the Tranche C Warrant Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this
Item 6.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 16 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    November 20, 2003           SILVER OAK CAPITAL, LLC


                                     By:/s/ Michael L. Gordon
                                        ---------------------------------
                                        Name: Michael L. Gordon
                                        Title: Member

Date:    November 20, 2003           AG CAPITAL FUNDING PARTNERS, L.P.

                                     By:  AG Capital Funding Investors, LLC,
                                          Its General Partner

                                     By:  Angelo, Gordon & Co., L.P.,
                                          Its Managing Member

                                     By:  AG Partners, L.P.,
                                          Its General Partner

                                     By:/s/ Michael L. Gordon
                                        ---------------------------------
                                        Name: Michael L. Gordon
                                        Title: General Partner

Date:    November 20, 2003           ANGELO, GORDON & CO., L.P.

                                     By: AG Partners, L.P.,
                                     Its General Partner

                                     By:/s/ Michael L. Gordon
                                        ---------------------------------
                                        Name: Michael L. Gordon
                                        Title:   General Partner

Date:    November 20, 2003           /s/ John M. Angelo
                                     -----------------------------------
                                             John M. Angelo

Date:    November 20, 2003           /s/ Michael L. Gordon
                                     -----------------------------------
                                             Michael L. Gordon

                                                             Page 14 of 16 Pages

                                     ANNEX A

                        Members of Silver Oak Capital LLC

Name/Citizenship         Principal Occupation                 Business Address
----------------         --------------------                 ----------------
John M. Angelo           Chief Executive Officer of Angelo,   245 Park Avenue
(United States)          Gordon & Co., L.P.                   New York, NY 10167

Michael L. Gordon        Chief Operating Officer of Angelo,   245 Park Avenue
(United States)          Gordon & Co., L.P.                   New York, NY 10167

Fred Berger              Chief Administrative Officer of      245 Park Avenue
(United States)          Angelo, Gordon & Co., L.P.           New York, NY 10167

Joseph R. Wekselblatt    Chief Financial Officer of Angelo,   245 Park Avenue
(United States)          Gordon & Co., L.P.                   New York, NY 10167

Jeffrey Aronson          Managing Director of Angelo, Gordon  245 Park Avenue
(United States)          & Co., L.P.                          New York, NY 10167

                Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship         Principal Occupation               Business Address
----------------         --------------------               ----------------
John M. Angelo           Chief Executive Officer            245 Park Avenue
(United States)                                             New York, NY 10167

Michael L. Gordon        Chief Operating Officer            245 Park Avenue
(United States)                                             New York, NY 10167

Fred Berger              Chief Administrative Officer       245 Park Avenue
(United States)                                             New York, NY 10167

Joseph R. Wekselblatt    Chief Financial Officer            245 Park Avenue
(United States)                                             New York, NY 10167

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 15 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------
A.       Joint  Filing  Agreement,  dated as of November 20,
         2003, by and among Angelo, Gordon & Co., L.P., John
         M. Angelo and Michael L. Gordon................................      16

B. Joint Plan of Reorganization under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated August 28, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on August 28, 2003 /1/

C. First Modification to the Joint Plan of Reorganization under Chapter 11, Title 11, United States Code of GenTek Inc., et al., and Noma Company, Debtors, dated October 3, 2003, as filed with the United States Bankruptcy Court for the District of Delaware on October 3, 2003 /2/

D. Second Amended and Restated Certificate of Incorporation of GenTek Inc., effective as of November 7, 2003 /3/

E.       Form of the Tranche A Warrant Agreement, dated as of
         November 10, 2003 /4/

F.       Form of the Tranche B Warrant Agreement, dated as of
         November 10, 2003 /5/

G.       Form of the Tranche C Warrant Agreement, dated as of
         November 10, 2003 /6/

H.       Form of Registration Rights Agreement, dated as of
         November 10, 2003 by and among the Issuer and the holders named therein /7/

-----------------------
/1/ Filed on October 21, 2003 as Exhibit 2.1 to the Issuer's current report on
    Form 8-K (Commission File Number 001-14789).

/2/ Filed on October 21, 2003 as Exhibit 2.2 to the Issuer's current report on
    Form 8-K (Commission File Number 001-14789).

/3/ Filed on November 12, 2003 as Exhibit 3.1 to the Issuer's Amendment on Form
    8-A to Registration Statement on Form 10 (Commission File Number 001-14789).

/4/ Filed on November 12, 2003 as Exhibit 4.1 to the Issuer's Amendment on Form
    8-A to Registration Statement on Form 10 (Commission File Number 001-14789).

/5/ Filed on November 12, 2003 as Exhibit 4.2 to the Issuer's Amendment on Form
    8-A to Registration Statement on Form 10 (Commission File Number 001-14789).

/6/ Filed on November 12, 2003 as Exhibit 4.3 to the Issuer's Amendment on Form
    8-A to Registration Statement on Form 10 (Commission File Number 001-14789).

/7/ Filed on November 12, 2003 as Exhibit 10.1 to the Issuer's Amendment on Form
    8-A to Registration Statement on Form 10 (Commission File Number 001-14789).

                                                             Page 16 of 16 Pages
                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of GenTek Inc., dated as of November 20, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:    November 20, 2003           SILVER OAK CAPITAL, LLC


                                     By:/s/ Michael L. Gordon
                                        ---------------------------------
                                        Name: Michael L. Gordon
                                        Title: Member

Date:    November 20, 2003           AG CAPITAL FUNDING PARTNERS, L.P.

                                     By:  AG Capital Funding Investors, LLC,
                                          Its General Partner

                                     By:  Angelo, Gordon & Co., L.P.,
                                          Its Managing Member

                                     By:  AG Partners, L.P.,
                                          Its General Partner

                                     By:/s/ Michael L. Gordon
                                        ---------------------------------
                                        Name: Michael L. Gordon
                                        Title: General Partner

Date:    November 20, 2003           ANGELO, GORDON & CO., L.P.

                                     By: AG Partners, L.P.,
                                     Its General Partner

                                     By:/s/ Michael L. Gordon
                                        ---------------------------------
                                        Name: Michael L. Gordon
                                        Title:   General Partner

Date:    November 20, 2003           /s/ John M. Angelo
                                     -----------------------------------
                                             John M. Angelo

Date:    November 20, 2003           /s/ Michael L. Gordon
                                     -----------------------------------
                                             Michael L. Gordon